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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)
                                 Dammstrasse 19
                                   CH-6301 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes      No X
                                       ---     ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

                              Converium Holding AG:

     Zug, Switzerland, - Nov. 7, 2006- Strong Financial Performance in the Third Quarter of 2006.

In the third quarter of 2006 Converium produced net income of US$54.3 million, resulting in net income of US$178.4 million for the nine months ended September 30, 2006.

Highlights of the third quarter

 -- Shareholders' equity of US$1,897.1 million as of September 30, 2006, up US$243.7 million or 14.7% compared with December 31, 2005;
 -- Annualized return on shareholders' equity for the third quarter of 2006 of 12.1%, up from -1.6% in the same period of 2005;
 -- A strong underwriting result, driven by current-year performance, with a non-life combined ratio of 99.0% and segment income of ongoing operations of US$77.5 million;
 -- Positive prior accident years' developments in Converium's ongoing operations, for the seventh consecutive quarter;
 -- Net investment income of US$76.8 million or an average annualized net investment income yield of 4.3%.

Inga Beale, Chief Executive Officer, commented: "Converium reports another quarter of impressive financial performance. Our capital base has further strengthened. The results primarily reflect strong current-year underwriting performance, highlighting the quality of our book of business. The third quarter demonstrates once more the sustainability of Converium's rebound."

Inga Beale added: "We now focus on the year-end renewal negotiations and believe that we can benefit from the recent positive rating actions. We remain confident that Converium will be awarded a better financial strength rating in the near future."

Key financial metrics (US$, unless noted)

                                    Three months         Nine months
                                       ended               ended
                                   Sept. 30, 2006 Sept. 30, 2006

 Gross premiums written             438.0 million      1,568.0 million
 Income before taxes                 63.5 million        203.4 million
 Pre-tax operating income(1)         53.8 million        210.5 million
 Ongoing total segment income(2)     77.5 million        217.6 million
 Net income                          54.3 million        178.4 million
 Ongoing non-life combined ratio(3)  99.0%                97.5%
 Average annualized net investment
   income yield (pre-tax)             4.3%                 4.1%
 Shareholders' equity                  --              1,897.1 million
 Return on shareholders' equity
  (annualized)                       12.1%                14.4%
 Basic earnings per share            0.37                 1.22
 Diluted earnings per share          0.37                 1.20


Agreement to sell Converium's North American operations

On October 17, 2006 Converium announced the signing of a definitive agreement to sell its North American operations to National Indemnity Company, a Berkshire Hathaway company, for a total consideration of US$295 million comprised of US$95 million in cash and US$200 million in assumption of debt. Converium has not provided any guarantee or indemnity in respect of the reserves of the North American operations. The transaction is subject to regulatory approvals and customary closing conditions. The transaction is not reflected in Converium's third quarter financial accounts presented today.

The sale to National Indemnity Company is based on the balance sheet as of June 30, 2006. On this basis Converium estimates that the sale will result in a decrease in shareholders' equity of US$135 million. The overall effect on net income and shareholders' equity will depend on the amount of unrealized investment losses or gains at the North American operations, closing net asset adjustments and foreign exchange developments. Increases or decreases in the net assets of the North American operations after June 30, 2006 do not give rise to a net benefit or detriment to Converium, resulting in a fixed economic effect of the transaction at closing.

On completing this transaction, Converium will achieve finality regarding its North American operations. In addition, the Company's risk profile improves following the assumption of all of the North American operations' reinsurance liabilities (in excess of US$1 billion as of June 30, 2006) by National Indemnity Company.

Following the conclusion of the sale, Converium will maintain a strong financial position, while further de-risking its balance sheet. Converium is very pleased with Standard & Poor's decision to place the Company on Credit Watch with positive implications after the transaction was announced.

---------------------------
  (1) Pre-tax operating income is defined as income before taxes excluding pre-tax net realized capital gains (losses), amortization of intangible assets and restructuring costs.
  (2) Ongoing total segment income is defined as net premiums earned plus total investment results minus losses, loss expenses and life benefits, acquisition costs and other operating and administration expenses, excluding Corporate Center.
  (3) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).

Overview of third quarter and first nine months of 2006 financial performance

Another quarter of strong financial results

For the third quarter of 2006, Converium reported pre-tax operating income of US$53.8 million and net income of US$54.3 million, compared with US$22.1 million and US$-6.9 million, respectively, for the same period of 2005. For the first nine months of 2006, this translates into pre-tax operating income of US$210.5 million, compared with the previous period's US$98.0 million. Net income increased to US$178.4 million, from US$34.5 million in the first nine months of 2005.

The table below shows the reconciliation of pre-tax operating income to income before taxes for the three and nine months ended September 30, 2006 and 2005 (in US$):

                                  Three months ended Nine months ended
                                       Sept. 30          Sept. 30
                                       2006     2005     2006     2005

 Pre-tax operating income              53.8     22.1    210.5     98.0
 Net realized capital (losses) gains    9.7     -6.4     -7.3     -8.1
 Amortization of intangible assets       --     -7.5       --    -21.3
 Restructuring costs                     --     -9.5      0.2    -23.1
 Income before taxes                   63.5     -1.3    203.4     45.5
 Net income                            54.3     -6.9    178.4     34.5

Business volume reflective of stable franchise

Gross premiums written in the third quarter of 2006 came in at US$438.0 million, a decrease of 9.2% compared with the third quarter of 2005. Net premiums written decreased by 5.1% to US$410.5 million. Net premiums earned fell by 25.6% to US$450.1 million, compared with the same period of 2005, reflecting the completion of premium earnings from prior underwriting years.

For the first nine months of 2006, gross premiums written, net premiums written and net premiums earned were US$1,568.0 million, US$1,476.7 million and US$1,361.1 million, respectively, decreasing by 3.1%, 1.6% and 29.9%, respectively, compared with the first nine months of 2005. Gross and net premiums written for the first nine months of 2006 remained largely flat, demonstrating the resilience of Converium's franchise despite the continuing challenge of the Company's financial strength ratings.

Strong current-year underwriting performance

The third quarter's ongoing non-life combined ratio was 99.0%, including an administration expense ratio of 6.3%, compared with 112.1% and 5.8%, respectively, for the same period of 2005. The third quarter of 2006 was favorably impacted by the absence of any major catastrophic losses and a solid underlying underwriting performance.

For the first nine months of 2006, Converium recorded an ongoing non-life combined ratio of 97.5%, including an administration expense ratio of 5.1%, compared with 106.4% and 6.6%, respectively, for the same period of 2005. The improved underwriting performance in 2006 reflects the absence of any major catastrophic events as well as a positive net impact of prior accident years on the technical result of US$32.7 million.

Minimal prior accident years' developments

In the third quarter of 2006, Converium recorded a net positive impact of prior accident years on the technical result of US$1.0 million, with the Company's ongoing operations making a positive contribution of US$6.8 million, offset by a negative development in the Run-Off segment. In the same period of 2005, the overall net positive impact of prior accident years on the technical result was US$11.1 million.

For the first nine months of 2006, an overall net positive impact of US$32.7 million was recorded, with the ongoing operations accounting for US$49.3 million, partially offset by a net negative impact in the Run-Off segment. In the same period of 2005, there was a net positive impact of prior accident years on the technical result of US$5.3 million, with the ongoing operations making a net positive contribution of US$31.0 million, offset by a net negative impact in the Run-Off segment.

Strong investment result

In the third quarter of 2006, Converium reported net investment income of US$76.8 million and an average annualized net investment income yield of 4.3%, which compares with US$76.9 million and 4.0%, respectively, for the same period of 2005. Net investment income has remained stable despite a reduction in average invested assets of US$576.9 million compared with the third quarter of 2005. The increase in the annualized net investment income yield is attributable to higher yields on bonds and short-term investments.

Taking into account the net realized capital gains, primarily from divesting equity securities, the total investment result was US$86.5 million which compares with US$70.5 million for the same period of 2005. The average annualized total investment income yield came in at 4.8%, compared with 3.6% in the same period of 2005.

In the third quarter of 2006, Converium recorded an improved net unrealized capital gains and losses position (pre-tax) of US$51.8 million. This development is largely due to stabilizing interest rates as well as the positive performance of equity securities.

Operating and administration expenses under control

In the third quarter of 2006, total administration expenses were US$48.5 million, an increase of 20.3% compared with the same period of 2005, due to increasing audit, legal and consulting fees, mainly in the context of Converium's preparation for Sarbanes-Oxley compliance, the sale of the North American operations and regulatory inquiries. For the first nine months of 2006, total administration expenses declined by 10.5% to US$132.1 million, compared with the same period of 2005. The reduction reflects the effects of the cost management measures taken in 2005 as well as the non-recurrence of the expenses associated with staff retention plans in 2005.

Short- to medium-term outlook

Financial guidance for 2006 essentially unchanged

Converium reiterates the fundamental elements of its full-year financial guidance given in March 2006:

 -- Gross premiums written for 2006 are projected to come in at US$1.8 - 1.9 billion.
 -- The priced combined ratio for the ongoing non-life operations is anticipated at around 102.5%, including an administration expense ratio of 5.5%, expected losses from natural catastrophes of about US$80 million but excluding expected Corporate Center costs of up to US$55 million as compared with the Company's previous guidance of US$45 - 50 million. This upward revision of Corporate Center costs is driven by additional expenses associated with the sale of the North American operations.
 -- The corporate tax rate is expected to range between 12 - 15%, up from the previous guidance of 7 - 12%. This upward revision is largely attributable to more income from high-tax jurisdictions.
 -- Average invested assets including cash and cash equivalents should be in the magnitude of approximately US$7.2 billion, up from the previous guidance of around US$7.0 billion.

Positive outlook for year-end renewals In the ongoing year-end renewals Converium experiences strong support from clients. Given the most recent positive signals from rating agencies, especially Standard & Poor's placing of Converium under Credit Watch with positive implications, clients believe that Converium will obtain an improved financial strength rating in the near future.

Even assuming no upgrade before the end of the year Converium expects to achieve at least a stable volume of business in 2007, based on increasing shares in a number of client relationships, new business from various markets, and overall market conditions which Converium believes to remain attractive.

Distinct value proposition based on clearly defined medium-term business strategy

Following a ratings upgrade Converium will continue to build its franchise as a mid-sized multi-line reinsurer with a distinct geographic emphasis on Europe, Asia Pacific and the Middle East, and with a focus on global specialty lines. The Company believes that, based on its knowledge-based strategy, it can successfully position itself as an "intelligent alternative" in global reinsurance markets, also benefiting from a clear and distinctive strategic stance on North America. As a result of a ratings upgrade Converium expects to gain increased shares with existing clients and to establish new client relationships without compromising on profitability.

Business development per segment

Standard Property & Casualty Reinsurance reported segment income of US$38.3 million for the third quarter and US$127.1 million for the first nine months of 2006, compared with US$-26.7 million and US$22.7 million, respectively, for the same periods of 2005. The segment's combined ratio improved in both the third quarter and first nine months of 2006 to 96.6% and 90.5%, respectively, compared with 125.6% and 108.7% in the same periods of 2005.

The segment results in the third quarter and first nine months of 2006 reflect a strong current-year underwriting performance as well as the absence of any major catastrophic events. Third quarter segment income was partially offset by a net negative impact of prior accident years on the technical result of US$7.1 million.

For the first nine months of 2006, the Standard Property & Casualty
Reinsurance segment experienced a net positive impact of prior accident years on the technical result in the amount of US$29.5 million. The General Third Party Liability and Property lines of business accounted for the biggest positive effects, with US$28.4 million and US$21.9 million, respectively, offset by some negative development in the Motor line of business amounting to US$19.2 million.

In the third quarter of 2006, gross premiums written decreased by 3.5% and net premiums written increased by 10.6% to US$167.3 million and US$154.6 million, respectively. Net premiums earned decreased by 8.0% to US$203.6 million, compared with the same period of 2005. The decrease of net premiums earned reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

In the first nine months of 2006, gross and net premiums written increased by 2.1% and 1.0% to US$726.2 million and US$667.8 million, respectively. Net premiums earned declined by 21.4% to US$565.5 million, compared with the same period of 2005.

In the first nine months of 2006, the slight increase in net premiums written was driven by General Third Party Liability, which grew by 49.0% to US$184.5 million due to the adjustment of premium estimates and accrued premiums in 2005, Property, which grew by 10.6% to US$346.0 million and Motor, which decreased by 39.2% to US$127.9 million, reflecting this year's closing of the 2003 Lloyd's underwriting year.

Specialty Lines reported segment income of US$34.5 million for the third quarter of 2006 and US$69.8 million for the first nine months of 2006, compared with US$28.6 million and US$76.9 million for the same periods of 2005, respectively. The segment's combined ratio in the third quarter of 2006 was 101.9%, compared with 101.0% in the same period of 2005. For the first nine months of 2006, the segment's combined ratio was at 104.9% compared with 104.8% in the same period of 2005.

For the third quarter of 2006, the Specialty Lines segment recorded a net positive impact of prior accident years on the technical result of US$13.9 million. Overall, the net positive impact of prior accident years on the technical result was most pronounced in the Workers' Compensation line of business.

For the first nine months of 2006, the Specialty Lines segment experienced a net positive impact of prior accident years on the technical result in the amount of US$19.8 million. The Aviation & Space and Professional Liability & other Special Liability lines of business accounted for the biggest effects, with a positive US$21.0 million and a negative US$25.0 million, respectively.

In the third quarter of 2006, gross and net premiums written decreased by 7.0% and 8.4% to US$195.6 million and US$181.3 million, respectively. Net premiums earned fell by 36.8% to US$167.4 million, compared with the same period of 2005. The decrease of net premiums earned reflects the impact of the ratings downgrade in 2004 with significantly lower earned premiums from prior underwriting years.

In the first nine months of 2006, gross premiums written decreased slightly by 2.5% to US$578.6 million, net premiums written increased by 1.7% to US$551.4 million and net premiums earned declined by 36.0% to US$539.9 million, compared with the same period of 2005. In the first nine months of 2006, the increase in net premiums written was driven by Professional Liability & other Special Liability lines of business and Engineering, which grew by 27.7% to US$219.0 million (primarily due to the adjustment of premium estimates and accrued premiums in 2005) and 2.3% to US$46.8 million, respectively. These increases were offset by the following lines of business: Agribusiness, which decreased by 5.2% to US$26.2 million; Credit & Surety, which declined by 39.4% to US$29.6 million; and Marine & Energy, which decreased by 15.7% to US$44.6 million.

Life & Health Reinsurance reported segment income of US$4.7 million for the third quarter and US$20.7 million for the first nine months of 2006, compared with US$4.8 million and US$11.0 million for the same periods of 2005, respectively.

The technical result - defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits - was US$1.7 million for the third quarter of 2006 and US$15.5 million for the first nine months of 2006, compared with US$4.7 million and US$12.9 million for the same periods in 2005, respectively. The technical result of the third quarter was impacted by negative developments on some contracts in European markets. The segment's strong performance in the nine months ended September 30, 2006 was primarily attributable to new, and the expansion of existing reinsurance transactions, especially within Continental Europe, as well as updated cedent information within Converium's German and Dutch books of business.

In the third quarter of 2006, compared with the same period of the previous year, gross premiums written, net premiums written and net premiums earned decreased by 13.7%, 10.7% and 9.7% to US$75.4 million, US$74.9 million and US$79.4 million, respectively. These decreases were primarily attributable to the decision not to renew some contracts within the Italian market, partly offset by a new client relationship in Northern Europe.

For the first nine months of 2006, gross premiums written, net premiums written and net premiums earned in the Life & Health Reinsurance segment fell by 6.0%, 4.4% and 2.3% to US$248.0 million, US$242.3 million and US$237.6 million, respectively. The premium development mainly reflects Converium's continuing ratings disadvantage.

Run-Off reported segment income of US$9.4 million for the third quarter and US$47.0 million for the first nine months of 2006, compared with US$21.8 million and US$32.6 million for the same periods of 2005. The strong performance during the nine months ended September 30, 2006 primarily reflects the favourable impact of commutations on the technical result.

In the third quarter of 2006, net reserves in the Run-Off segment decreased by US$66.5 million to US$945.7 million. For the first nine months of 2006, this translates into a reduction of net reserves of US$364.0 million. In the third quarter and the first nine months of 2006, commutations contributed US$20.1 million and US$209.9 million, respectively, to the reduction of net reserves in the segment and generated a benefit on the technical result of US$8.7 million and US$51.8 million, respectively.

In the third quarter of 2006, the Run-Off segment recorded a net adverse impact of prior accident years on the technical result of US$5.8 million, primarily relating to the Workers' Compensation line of business.

For the first nine months of 2006, the Run-Off segment experienced a net adverse impact of prior accident years on the technical result in the amount of US$16.6 million, primarily driven by the Professional Liability and other Special Liability line of business in the amount of US$26.0 million. Partially offsetting this development was net favourable development of US$11.0 million related to the Motor line of business.

The Corporate Center carries certain administration expenses such as costs of the Board of Directors, the Global Executive Committee and other corporate functions as well as other expenses not allocated to the operating segments. The Corporate Center reported costs of US$17.6 million for the third quarter and US$42.3 million for the first nine months of 2006, compared with US$8.1 million and US$27.3 million for the same periods of 2005, respectively. The increase in the first nine months of 2006 as compared with the same period of 2005 reflects higher audit fees in the context of Converium's preparation for Sarbanes-Oxley compliance, late fees related to the restatement of prior year financial accounts and expenses resulting from the sale of Converium's North American operations.

Other income and interest expense are not included in either the Corporate Center or the business segments and totalled US$- 5.8 million and US$- 19.1 million for the third quarter and the first nine months of 2006, respectively, compared with US$- 4.7 million and US$- 26.0 million, respectively, in the same periods of 2005. Converium AG has taken a one-off other income (loss) charge of US$7.6 million in the third quarter for an expected commutation where coverage is no longer required due to the planned sale of the North American operations.

Balance sheets and cash flow statement

During the first nine months of 2006, Converium's cash and cash equivalents increased by US$135.5 million to US$782.8 million as of September 30, 2006. Cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Cash used in operating activities was US$95.7 million for the nine months ended September 30, 2006, mainly driven by cash outflows resulting from commutations recorded during this period. Cash for commutations was primarily provided by the liquidation of investments, which is reflected in the results of cash flow from investing activities.

The ability to generate cash from operations and the availability of short-term investments are viewed as sufficient to meet planned short- and medium-term financial commitments, including the Company's remaining commutation efforts and to close the sale of the North America transaction.

On October 3, 2006 Converium announced an agreement with its counter-party banks to reduce the level of collateral requirement on its US$1.6 billion letter of credit facility. As a result of the reduced level of collateral Converium frees up around US$110 million of assets on its balance sheet and benefits from additional degrees of freedom in managing its assets.

On August 16, 2006 Converium announced the conclusion of an agreement for an uncollateralized US$250 million letter of credit facility with a leading European banking group.

Legal and regulatory matters

An overview of the Company's legal and regulatory matters is presented in its Form 20-F 2005 filed with the SEC on June 29, 2006 ("Notes to the Consolidated Financial Statements"), available on Converium's website.

In addition, it should be noted that as a result of Judge Mukasey stepping down from the bench at the end of July the class action matter was assigned to Judge Denise Cote. A status conference has been called for November 16, 2006, during which the Judge is expected to give guidance as to the further course of the case.

Converium has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlooks for full-year earnings. It will, however, continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries:

Dr. Kai-Uwe Schanz                        Marco Circelli                           Mladen Tomic
Chief Communication &                     Head of Investor Relations &             Investor Relations Officer
Corporate Development Officer             Market Research

kai-uwe.schanz@converium.com              marco.circelli@converium.com             mladen.tomic@converium.com
Phone:      +41 (0) 44 639 90 35          Phone:       +41 (0) 44 639 91 31        Phone:       +41 (0) 44 639 91 39
Fax:        +41 (0) 44 639 70 35          Fax:         +41 (0) 44 639 71 31        Fax:         +41 (0) 44 639 71 39


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" financial strength rating (Credit Watch positive) from Standard & Poor's and a "B++" financial strength rating (outlook positive) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S.
Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as 'seek to', 'expects', 'should continue', 'believes', 'anticipates', 'estimates' and 'intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
http://www.converium.com


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

------------------------------------------------------ ------------------------- ------------------------ -------------
Financial highlights: Income statement                    Three months ended        Nine months ended       Year ended
(Unaudited)                                                   Sept. 30,                 Sept. 30,            Dec. 31,
                                                                                                               2005
In USD million, unless noted                               2006         2005         2006        2005       (audited)
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Gross premiums written                                        438.0        482.6     1,568.0      1,618.9       1,994.3
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Net premiums written                                          410.5        432.4     1,476.7      1,501.2       1,815.7
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Net premiums earned                                           450.1        605.2     1,361.1      1,941.7       2,383.2
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Ongoing non-life loss ratio(4)                                69.2%        89.0%       67.6%        79.5%         77.4%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Ongoing non-life acquisition costs ratio(5)                   23.5%        17.3%       24.8%        20.3%         22.9%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Ongoing non-life administration expense ratio(6)               6.3%         5.8%        5.1%         6.6%          6.9%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Ongoing non-life combined ratio(7)                            99.0%       112.1%       97.5%       106.4%        107.2%

------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Life & Health technical result(8)                               1.7          4.7        15.5         12.9          14.2

------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Total investment results(9)
                                                               86.5         70.5       228.8        238.8         350.4
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Total investment income yield(10)                              4.8%         3.6%        4.2%         4.0%          4.4%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Total investment return(11)                                    7.7%         3.1%        4.3%         4.3%          4.0%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Pre-tax operating income(12)                                   53.8         22.1       210.5         98.0         100.8
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Net income                                                     54.3         -6.9       178.4         34.5          68.7
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Basic earnings per share (USD)                                 0.37        -0.05        1.22         0.24          0.47
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Diluted earnings per share (USD)                               0.37        -0.05        1.20         0.23          0.46
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------
Return on shareholders' equity(13)                            12.1%        -1.6%       14.4%         2.7%          4.0%
------------------------------------------------------ ------------ ------------ ----------- ------------ -------------

---------------------------
  (4) Ongoing non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.
  (5) Ongoing non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned.
  (6) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.
  (7) Ongoing non-life combined ratio is defined as ongoing non-life loss ratio (to net premiums earned) plus ongoing non-life acquisition costs ratio (to net premiums earned) plus ongoing non-life administration expense ratio (to net premiums written).
  (8) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.
  (9) Total investment results are defined as net investment income plus net realized capital gains (losses).
 (10) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.
 (11) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses).
 (12) Pre-tax operating income is defined as income before taxes excluding pre-tax net realized capital gains (losses), amortization of intangible assets and restructuring costs.
 (13) Return on shareholders' equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized.


------------------------------------------------------------------------------- ------------- ------------- -------------
Financial highlights: Balance sheet                                               Sept. 30,      Dec. 31,
                                                                                     2006          2005         Change
In USD million, unless noted                                                     (unaudited)    (audited)         %
------------------------------------------------------------------------------- ------------- ------------- -------------
Total invested assets plus cash and cash equivalents                                 7,239.6       7,281.6         -0.6%
------------------------------------------------------------------------------- ------------- ------------- -------------
Claims supporting capital(1)                                                         2,288.6       2,044.6         11.9%
------------------------------------------------------------------------------- ------------- ------------- -------------
Shareholders' equity                                                                 1,897.1       1,653.4         14.7%
------------------------------------------------------------------------------- ------------- ------------- -------------
Book value per share (USD)                                                             12.96         11.29         14.8%
------------------------------------------------------------------------------- ------------- ------------- -------------
Book value per share (CHF)                                                             16.25         14.88          9.2%
------------------------------------------------------------------------------- ------------- ------------- -------------

-------------------------
 (14) Claims supporting capital is defined as total shareholders' equity plus debt.


---------------------------------------------------------- ------------------------ ------------------------ ------------
Financial highlights: Investment results                     Three months ended       Nine months ended      Year
(Unaudited)                                                     September 30,           September 30,        ended
                                                                                                             Dec. 31,
                                                                                                             (audited)
In USD million, unless noted
----------------------------------------------------------
                                                               2006        2005         2006        2005         2005
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Investment income - Fixed maturities                             51.2         54.0       158.1        170.0        221.3
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Investment income - Equity securities                             0.7          0.9         4.1          4.8          5.9
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Investment income - Funds Withheld Asset                         12.9         15.2        39.5         48.3         62.6
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Other investment income, net                                     12.0          6.8        34.4         23.8         35.1
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Net investment income                                            76.8         76.9       236.1        246.9        324.9
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Average annualized net investment income yield                   4.3%         4.0%        4.3%         4.1%         4.1%
(pre-tax)
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------

Net realized capital (losses) gains                               9.7         -6.4        -7.3         -8.1         25.5
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Total investment results                                         86.5         70.5       228.8        238.8        350.4
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Average annualized total investment income yield                 4.8%         3.6%        4.2%         4.0%         4.4%
(pre-tax)
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------

---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Change in net unrealized (losses) gains (pre-tax)                51.8         -9.4         4.4         18.3        -38.4
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Total investment return (pre-tax)                               138.3         61.1       233.2        257.1        312.0
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Average annualized total investment return (pre-tax)             7.7%         3.1%        4.3%         4.3%         4.0%
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------
Average total invested assets (including cash and cash        7,208.5      7,785.4     7,260.6      8,036.6      7'874.4
equivalents)
---------------------------------------------------------- ----------- ------------ ----------- ------------ ------------

Basis of preparation

The unaudited interim financial information for Converium Holding AG and subsidiaries ("Converium" or "the Company") has been prepared on the basis of the United States generally accepted accounting principles for interim financial information. Accordingly, such financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2006, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. This interim financial information should be read in conjunction with the audited consolidated financial statements of Converium for the year ended December 31, 2005.


------------------------------------------------------ ------------------------- ------------------------- -------------
Interim consolidated statements of income                 Three months ended         Nine months ended
(Unaudited)                                                 September 30,              September 30,
                                                                                                             Year ended
In USD million, unless noted                                                                                  Dec. 31
                                                           2006         2005         2006         2005          2005
                                                                                                             (audited)
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Revenues
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Gross premiums written                                        438.0        482.6      1,568.0      1,618.9       1,994.3
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Less ceded premiums written                                   -27.5        -50.2        -91.3       -117.7        -178.6
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net premiums written                                          410.5        432.4      1,476.7      1,501.2       1,815.7
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net change in unearned premiums                                39.6        172.8       -115.6        440.5         567.5
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net premiums earned                                           450.1        605.2      1,361.1      1,941.7       2,383.2
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net investment income                                          76.8         76.9        236.1        246.9         324.9
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net realized capital (losses) gains                             9.7         -6.4         -7.3         -8.1          25.5
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Other income (loss)                                             1.7          3.0          4.1         -2.4         -13.4
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Total revenues                                                538.3        678.7      1,594.0      2,178.1       2,720.2
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Benefits, losses and expenses
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Losses, loss expenses and life benefits                     -309.0        -492.1       -880.6     -1,488.6      -1,775.9
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Acquisition costs                                           -109.8        -122.9       -354.9       -428.4        -575.6
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Other operating and administration expenses                  -48.5         -40.3       -132.1       -147.6        -210.8
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Interest expense                                              -7.5          -7.7        -23.2        -23.6         -31.6
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Amortization of intangible assets                                -          -7.5            -        -21.3         -21.5
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Restructuring costs                                              -          -9.5          0.2        -23.1         -20.5
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Total benefits, losses and expenses                         -474.8        -680.0     -1,390.6     -2,132.6      -2,635.9
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Income before taxes                                           63.5          -1.3         203.4        45.5          84.3
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Income tax (expense) benefit                                  -9.2          -5.6        -25.0        -11.0         -15.6
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Net (loss) income                                             54.3          -6.9         178.4        34.5          68.7
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Basic earnings per share (USD)                                0.37         -0.05         1.22         0.24          0.47
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Diluted earnings per share (USD)                              0.37         -0.05          1.20        0.23          0.46
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------
Pre-tax operating income                                      53.8          22.1         210.5        98.0         100.8
------------------------------------------------------ ------------ ------------ ------------ ------------ -------------


----------------------------------------------------------------------------------------------------------------------
Interim consolidated balance sheets                                                      Sept. 30,       Dec. 31,
                                                                                            2006           2005
In USD million                                                                           (unaudited)     (audited)
----------------------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------------------
Invested assets
----------------------------------------------------------------------------------------------------------------------
Held-to-maturity securities:
       Fixed maturities                                                                          783.3          793.6
----------------------------------------------------------------------------------------------------------------------
Available-for-sale securities:
       Fixed maturities                                                                        3,991.1        4,169.8
       Equity securities                                                                         323.6          362.6
----------------------------------------------------------------------------------------------------------------------
Other investments                                                                                261.3          253.1
----------------------------------------------------------------------------------------------------------------------
Short-term investments                                                                           145.2           35.1
----------------------------------------------------------------------------------------------------------------------
Total investments                                                                              5,504.5        5,614.2
----------------------------------------------------------------------------------------------------------------------
Funds Withheld Asset                                                                             952.3        1,020.1
----------------------------------------------------------------------------------------------------------------------
Total invested assets                                                                          6,456.8        6,634.3
----------------------------------------------------------------------------------------------------------------------
Other assets
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                        782.8          647.3
----------------------------------------------------------------------------------------------------------------------
Premiums receivable:
       Current                                                                                   141.8          193.7
       Accrued                                                                                   805.9          865.6
----------------------------------------------------------------------------------------------------------------------
Reserves for unearned premiums, retro                                                             32.8           37.8
----------------------------------------------------------------------------------------------------------------------
Reinsurance assets:
       Underwriting reserves                                                                     750.8          805.1
       Insurance and reinsurance balances receivable                                              61.3           37.6
----------------------------------------------------------------------------------------------------------------------
Funds held by reinsureds                                                                       2,008.8        1,817.4
----------------------------------------------------------------------------------------------------------------------
Deposit assets                                                                                   178.7          183.4
----------------------------------------------------------------------------------------------------------------------
Deferred policy acquisition costs                                                                363.2          304.3
----------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                              2.3            1.0
----------------------------------------------------------------------------------------------------------------------
Other assets                                                                                     285.3          298.4
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                                  11,870.5       11,825.9
----------------------------------------------------------------------------------------------------------------------
Liabilities
----------------------------------------------------------------------------------------------------------------------
Reinsurance liabilities:
       Unpaid losses and loss expenses                                                         7,241.8        7,568.9
       Future life benefits, gross                                                               487.5          405.6
       Insurance and reinsurance balances payable                                                187.7          226.3
----------------------------------------------------------------------------------------------------------------------
Reserves for unearned premiums, gross                                                            747.5          610.8
----------------------------------------------------------------------------------------------------------------------
Other reinsurance liabilities                                                                     90.5          127.8
----------------------------------------------------------------------------------------------------------------------
Funds held under reinsurance contracts                                                           355.9          332.9
----------------------------------------------------------------------------------------------------------------------
Deposit liabilities                                                                              267.2          300.6
----------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                                             20.9            8.1
----------------------------------------------------------------------------------------------------------------------
Accrued expenses and other liabilities                                                           182.9          200.3
----------------------------------------------------------------------------------------------------------------------
Debt                                                                                             391.5          391.2
----------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                              9,973.4       10,172.5
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Shareholders' equity
----------------------------------------------------------------------------------------------------------------------
Common stock                                                                                     554.9          554.9
----------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                                     1,356.2        1,354.2
----------------------------------------------------------------------------------------------------------------------
Treasury stock                                                                                    -3.5           -1.5
----------------------------------------------------------------------------------------------------------------------
Unearned stock compensation                                                                          -           -3.5
----------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income:
       Minimum pension liabilities, net of taxes                                                  -5.9           -4.9
       Net unrealized gains on investments, net of taxes                                          50.5           42.7
       Cumulative translation adjustments, net of taxes                                          163.6           96.9
----------------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income                                                     208.2          134.7
----------------------------------------------------------------------------------------------------------------------
Retained deficit                                                                                -218.7         -385.4
----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                     1,897.1        1,653.4
----------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                    11,870.5       11,825.9
----------------------------------------------------------------------------------------------------------------------


Condensed consolidated statements of cash flows                                                         Nine months
(Unaudited)                                                                                                ended
                                                                                                          Sep. 30
In USD million, unless noted                                                                                2006
----------------------------------------------------------------------------------------------------------------------
Net income                                                                                                      178.4
----------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                                                69.0
----------------------------------------------------------------------------------------------------------------------
Total changes in operational assets and liabilities                                                            -343.1
----------------------------------------------------------------------------------------------------------------------
Cash (used in) provided by operating activities                                                                 -95.7
----------------------------------------------------------------------------------------------------------------------
     Proceeds from sales and maturities of fixed maturities held-to-maturity
                                                                                                                 19.0
     Proceeds from sales and maturities of fixed maturities available for sale
                                                                                                              1,539.4
     Purchases of fixed maturities available-for-sale
                                                                                                             -1,289.6
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities (fixed maturities)                                                         268.8
----------------------------------------------------------------------------------------------------------------------
       Proceeds from sales of equity securities
                                                                                                                165.1
       Purchases of equity securities
                                                                                                                -70.4
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities (equity securities)                                                         94.7
----------------------------------------------------------------------------------------------------------------------
     Net (increase) in short-term investments
                                                                                                               -107.3
     Proceeds from sales of other assets
                                                                                                                  0.7
     Purchases of other assets
                                                                                                                -11.2
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities (other)                                                                   -117.8
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                                             245.7
----------------------------------------------------------------------------------------------------------------------
     Dividends to shareholders
                                                                                                                -11.7
     Net increase in deposit liabilities
                                                                                                                -23.5
----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                                           -35.2
----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                                                     20.7
----------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents                                                                             135.5
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents as of January 1                                                                       647.3
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents as of September 30                                                                    782.8
----------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------
 Segments                                                          Three months ended          Nine months ended
 (Unaudited)                                                          September 30,              September 30,
 In USD million, unless noted                                      2006          2005          2006         2005
----------------------------------------------------------------------------------------------------------------------
 Standard Property & Casualty Reinsurance
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                167.3         173.3        726.2         711.0
----------------------------------------------------------------------------------------------------------------------
 Net premiums written                                                  154.6         139.8        667.8         661.2
----------------------------------------------------------------------------------------------------------------------
 Net premiums earned                                                   203.6         221.4        565.5         719.4
----------------------------------------------------------------------------------------------------------------------
 Loss ratio(15)                                                        70.5%        103.0%        60.8%         86.2%
----------------------------------------------------------------------------------------------------------------------
 Acquisition costs ratio(16)                                           19.4%         16.2%        24.9%         17.2%
----------------------------------------------------------------------------------------------------------------------
 Administration expense ratio(17)                                       6.7%          6.4%         4.8%          5.3%
----------------------------------------------------------------------------------------------------------------------
 Combined ratio(18)                                                    96.6%        125.6%        90.5%        108.7%
----------------------------------------------------------------------------------------------------------------------
 Total investment results(19)                                           28.0          24.7         77.7          82.5
----------------------------------------------------------------------------------------------------------------------
 Segment income                                                         38.3         -26.7        127.1          22.7
----------------------------------------------------------------------------------------------------------------------
 Retention ratio(20)                                                   92.4%         80.7%        92.0%         93.0%
----------------------------------------------------------------------------------------------------------------------
 Specialty Lines
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                195.6         210.4        578.6         593.6
----------------------------------------------------------------------------------------------------------------------
 Net premiums written                                                  181.3         198.0        551.4         542.0
----------------------------------------------------------------------------------------------------------------------
 Net premiums earned                                                   167.4         264.8        539.9         843.9
----------------------------------------------------------------------------------------------------------------------
 Loss ratio(15)                                                        67.6%         77.4%        74.8%         73.8%
----------------------------------------------------------------------------------------------------------------------
 Acquisition costs ratio(16)                                           28.4%         18.1%        24.7%         22.9%
----------------------------------------------------------------------------------------------------------------------
 Administration expense ratio(17)                                       5.9%          5.5%         5.4%          8.1%
----------------------------------------------------------------------------------------------------------------------
 Combined ratio(18)                                                   101.9%        101.0%       104.9%        104.8%
----------------------------------------------------------------------------------------------------------------------
 Total investment results(19)                                           38.5          27.5         97.2          93.4
----------------------------------------------------------------------------------------------------------------------
 Segment income (loss)                                                  34.5          28.6         69.8          76.9
----------------------------------------------------------------------------------------------------------------------
 Retention ratio(20)                                                   92.7%         94.1%        95.3%         91.3%
----------------------------------------------------------------------------------------------------------------------
 Life & Health Reinsurance
----------------------------------------------------------------------------------------------------------------------
 Gross premiums written                                                 75.4          87.4        248.0         263.8
----------------------------------------------------------------------------------------------------------------------
 Net premiums written                                                   74.9          83.9        242.3         253.4
----------------------------------------------------------------------------------------------------------------------
 Net premiums earned                                                    79.4          87.9        237.6         243.2
----------------------------------------------------------------------------------------------------------------------
 Acquisition costs ratio(16)                                           27.5%         30.5%        30.5%         29.9%
----------------------------------------------------------------------------------------------------------------------
 Administration expense ratio(17)                                       3.3%          3.9%         3.0%          4.7%
----------------------------------------------------------------------------------------------------------------------
 Total investment results(19)                                            7.9           5.5         20.4          18.0
----------------------------------------------------------------------------------------------------------------------
 Segment income                                                          4.7           4.8         20.7          11.0
----------------------------------------------------------------------------------------------------------------------
 Technical result                                                        1.7           4.7         15.5          12.9
----------------------------------------------------------------------------------------------------------------------
 Retention ratio(20)                                                   99.3%         96.0%        97.7%         96.1%
----------------------------------------------------------------------------------------------------------------------
  Run-Off
----------------------------------------------------------------------------------------------------------------------
  Gross premiums written                                              -0.3          11.5           15.2          50.5
----------------------------------------------------------------------------------------------------------------------
  Net premiums written                                                -0.3          10.7           15.2          44.6
----------------------------------------------------------------------------------------------------------------------
  Net premiums earned                                                 -0.3          31.1           18.1         135.2
----------------------------------------------------------------------------------------------------------------------
  Total investment results(19)                                        12.1          12.8           33.5          44.9
----------------------------------------------------------------------------------------------------------------------
  Segment income (loss)                                                9.4          21.8           47.0          32.6
----------------------------------------------------------------------------------------------------------------------
  Corporate Center
----------------------------------------------------------------------------------------------------------------------
  Other operating and administration expenses                          -17.6        -8.1          -42.3         -27.3
----------------------------------------------------------------------------------------------------------------------

------------------------
 (15) Loss ratio is defined as losses and loss expenses divided by net premiums earned.
 (16) Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.
 (17) Administration expense ratio is defined as other operating and administration expenses divided by net premiums written.
 (18) Combined ratio is defined as loss ratio (to net premiums earned) plus acquisition costs ratio (to net premiums earned) plus administration expense ratio (to net premiums written).
 (19) Total investment results are defined as net investment income plus net realized capital gains (losses).
 (20) Retention ratio is defined as net premiums written divided by gross premiums written.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           CONVERIUM HOLDING AG




                                           By:  /s/ Inga Beale
                                                Name:      Inga Beale
                                                Title:     CEO




                                           By:  /s/ Christian Felderer
                                                Name:   Christian Felderer
                                                Title:  General Legal Counsel



Date: November 7, 2006